April 14, 2014

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:Endeavour International Corporation

Registration Statement on Form S-3
Filed March 21, 2014
File No. 333-194738

Ladies and Gentlemen:

Set forth below are the responses of Endeavour International Corporation (the “Company”,  “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 7, 2014, with respect to Registration Statement on Form S‑3, File No. 333-194738, filed with the Commission on March 21, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

General

1.We note this filing registers guarantees of the 6.5% convertible notes by three co-registrants. Please explain the basis on which these co-registrants are conducting this offering on Form S-3. If you are relying on Instruction I.C.4 of Form S-3, please explain how you meet the requirements set forth in that instruction. In this regard, we note these senior notes are convertible.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that Amendment No. 1 no longer includes the registration of the 6.5% convertible notes or the related guarantees. As a result, we have no longer included co-registrant guarantors on the Registration Statement.

Selling Stockholders, page 13

2.For each of your selling stockholders, please revise to disclose the name of the natural persons who hold or share voting or investment power. Please see

811 Main Street, Suite 2100 | Houston, Texas 77002 | www.endeavourcorp.com

Securities and Exchange Commission

April 14, 2014

Regulation S-K Compliance and Disclosure Interpretations, Section 240.04 available at http://sec.gov/divisions/corpfin/guidance/safinterp.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 to identify the natural persons who exercise voting or investment power with respect to the securities owned by the selling stockholders. Please see page 9.

Exhibits, page II-2

3.We note that you have neither filed a Form T-1 nor provided the undertaking set forth in Item 512(j) of Regulation S-K. We also note your exhibit index does not reference this exhibit. If you intend to rely on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, please revise to:

•	provide the undertaking set forth in Item 512(j);
•	include a reference to the Form T-1 in the exhibit index; and
•	note that you will file the Form T-1 separately under the electronic form type “305B2.”

Registrants should not file the Form T-1 in a separate post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Alternatively, please revise to provide the Form T-1 with this registration statement. Please see Item 601(b)(25) of Regulation S-K and the Trust Indenture Act Compliance & Disclosure Interpretations, Section 220.01 available at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

RESPONSE:

We acknowledge the Staff’s comment and respectfully refer to our response to Comment 1. Because Amendment No. 1 does not include the 6.5% convertible notes or the related guarantees, neither a Form T-1 nor the undertaking set forth in Item 512(j) of Regulation S-K should be required.

Exhibit 5.2

4.Counsel may not assume the company will have sufficient authorized and unissued shares of common stock that may be issued upon exercise of the warrants and conversion of the notes. Please revise the first paragraph on page 2 of the legal opinion accordingly. Please see Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE:

We acknowledge the Staff’s comment and have revised the first paragraph on page 2 of the legal opinion to remove the assumption.

Securities and Exchange Commission

April 14, 2014

5.Please revise opinion paragraph number four to state, if true, that the warrants will be binding obligations of the company. Please see Section II.B.1.f of SLB 19 of Staff Legal Bulletin No. 19.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that, because the warrants and the warrant agreement are governed by New York law, an opinion that the warrants will be the binding obligations of the company is more appropriate in the opinion of Vinson & Elkins L.L.P. Accordingly, we have revised Exhibit 5.1 to include a statement that the warrants will be the binding obligations of the company.

Signatures

6.Please have each of the co-registrant guarantors sign the registration statement.

RESPONSE:

We acknowledge the Staff’s comment and respectfully refer to our response to Comment 1. Because Amendment No. 1 does not include the 6.5% convertible notes or the related guarantees, we have no longer included the co-registrant guarantors on the Registration Statement.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Catherine L. Stubbs at (713) 307-8700.

Very truly yours,

ENDEAVOUR INTERNATIONAL CORPORATION

By:/s/ Catherine L. Stubbs

Name:Catherine L. Stubbs

Title:Senior Vice President and Chief Financial Officer

Enclosures

cc:Angie Kim (Securities and Exchange Commission)

William L. Transier (Endeavour International Corporation)

R. William Burns III (Vinson & Elkins L.L.P.)